UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 14D-9

     SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1) _______________ ELKCORP (Name of Subject Company) ELKCORP (Name of Person Filing Statement) _______________

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

287456107 (CUSIP Number of Class of Securities)

David G. Sisler
Senior Vice President, General Counsel and Secretary
ElkCorp
14911 Quorum Drive, Suite 600
Dallas, Texas 75254
(972) 851-0500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)
_______________

WITH COPIES TO: Mark Gordon, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this amendment is to amend and supplement Item 8 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by ElkCorp, a Delaware corporation, on January 8, 2007, and to add an additional Exhibit and to revise the Exhibit Index accordingly.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

Board Action Regarding Rights Agreement. At its meeting on January 7, 2007, the Board took action, as permitted by the Rights Agreement, to postpone the Distribution Date (as defined in the Rights Agreement), which otherwise could have occured as early as the tenth business day after the commencement of the Offer, until the earlier of: (1) 10 days after the Stock Acquisition Date (as defined in the Rights Agreement) or (2) such date as may be subsequently determined by the Board in its sole discretion. Until the Distribution Date, the Rights will continue to be evidenced by the certificates for the Shares, and the Rights will be transferable only in connection with the transfer of the associated Shares.

ITEM 9.	EXHIBITS.
Exhibit No.	Description
--------------	-----------------------------------------------------------------------
(a)(6)	Letter, dated January 9, 2007, to ElkCorp employees

SIGNATURE

     After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

ELKCORP

By: /s/ THOMAS D. KAROL

Name: Thomas D. Karol
Title: Chairman of the Board and
Chief Executive Officer

Dated: January 10, 2007

INDEX OF EXHIBITS

Exhibit No.	Description
--------------	-----------------------------------------------------------------------

(a)(6)	Letter, dated January 9, 2007, to ElkCorp employees